January 8, 2007

Mail Stop 4561

By Air Mail and Facsimile to 61 3 9273 6707

Mr. John McFarlane
Chief Executive Officer
Australia and New Zealand Banking Group Limited
100 Queen Street
Melbourne, Victoria 3000
Commonwealth of Australia

Re: Australia and New Zealand Banking Group Limited
Form 20-F for the Fiscal Year Ended September 30, 2005
Filed December 23, 2005
File No. 001-11760

Dear Mr. McFarlane:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        Donald A. Walker
                                        Senior Assistant Chief Accountant